The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 21, 2021

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on December 13, 2021 regarding the Company’s Post-Effective Amendment (“PEA”) No. 284 to its Registration Statement on Form N-1A. PEA No. 284 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on November 1, 2021. The purpose of PEA No. 284 was to amend the Prospectus and Statement of Additional Information of the SGI Small Cap Growth Fund (the “Fund”) following shareholder approval of a new investment advisory agreement between Summit Global Investments, LLC (“SGI”) and the Company on behalf of the Fund. The Company notes that the Fund will be redesignated as the “SGI Small Cap Core Fund.”

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 284.

PROSPECTUS

1. Summary Section – Expenses and Fees

Staff Comment: Please confirm that the investment advisory fee is 0.95% of the Fund’s average daily net assets.

Response: The Company supplementally confirms that at a special meeting of shareholders held on May 6, 2021, the shareholders of the Fund approved a new investment advisory agreement between SGI and the Company, on behalf of the Fund, with an investment advisory fee rate of 0.95% of the Fund’s average daily net assets. Previously, the investment advisory fee rate was 1.00% of average daily net assets under the Fund’s prior investment advisory agreement.

2. Summary Section – Expenses and Fees

Staff Comment: Please confirm that the contractual expense cap limitation agreement will be in place for at least one year from the date of the registration statement.

Response: The Company supplementally confirms that the term of the contractual expense limitation agreement will be at least one year from the date of the registration statement.

3. Summary Section – Expenses and Fees – Portfolio Turnover

Staff Comment: Please confirm that the Fund will continue disclosing a portfolio turnover rate risk factor.

Response: The Company supplementally confirms that it will continue disclosing a portfolio turnover risk factor.

4. Summary Section – Summary of Principal Investment Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	David Harden, Summit Global Investments, LLC

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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